Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

August 21, 2006

Catalyst announces temporary shut-down of Port Alberni groundwood facility

Port Alberni, BC – With a continuing focus on competitive markets and performance management, Catalyst today announced the indefinite closure of the groundwood pulp facility at its Port Alberni mill. The move takes effect September 30, 2006.

Groundwood pulp produced onsite will be replaced with de-inked pulp supplied by the company’s Paper Recycling Division in Coquitlam. This step will reduce fibre costs and help balance fibre requirements across divisions as the Port Alberni mill drives for alternatives to address uncompetitive costs unique to its operation.

“Efficiency and quality programs have driven the cost of de-inked pulp down to the point where it is now part of an interim solution for our highest cost production at Port Alberni,” said Ron Buchhorn, senior vice president, operations. “We know an indefinite shut-down is tough on the 60 employees and families affected by layoffs and we continue to work with our unions on options that can make production at the mill viable for the long haul.” The company has also called repeatedly on the City of Port Alberni to follow Powell River’s lead with sustained tax adjustments to bring the mill’s property taxes in line with what competitors pay. The mill’s property tax costs are nearly four times higher than the North American average of $6 per tonne of production.

“Employees are still finding ways to streamline operations, drive out costs and work smart, all of which contributes to the $300 million in performance improvements achieved in the past three years. Even so, the factors that led to the permanent closure of our No. 3 paper machine earlier this year are still there. It will take broad stakeholder support if we are to continue to outpace competitors in meeting future customer requirements for the paper grades made at Port Alberni,” Buchhorn said.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:
Lyn Brown
Vice-President, Corporate Affairs and Social Responsibility
604-654-4212